Exhibit (a)(1)(Q)

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Bastien Musy
		USA	+1 202 737 8913	Switzerland	+41 61 323 1910
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, October 25, 2016

Third quarter 2016: sales $2.5 billion

•	Sales excluding change in Brazil sales terms up 2 percent (reported and at constant exchange rates)

•	Strong recovery in Asia Pacific; solid growth in Europe and North America

•	Latin America: impact of change in terms and weak sales in Brazil

•	ChemChina transaction: regulatory process ongoing

Group sales of $2.5 billion were down 3 percent at constant exchange rates compared with the third quarter of 2015. Reported sales were also 3 percent lower, with the dollar broadly stable against major selling currencies. For the first nine months of 2016, sales declined 3 percent at constant exchange rates to $9.6 billion.

Excluding the impact from the change in sales terms in Brazil, sales at constant exchange rates were up 2 percent in the quarter and were unchanged in the first nine months.

Third quarter sales by region at CER1

Regional sales of $2.4 billion were 4 percent lower at constant exchange rates.

Volumes were 7 percent lower. Prices were 3 percent higher, driven by increases in Brazil and in the CIS to offset prior year local currency depreciation.

Sales in Europe, Africa and the Middle East rose by 8 percent, benefiting from robust fungicides sales and successful seedcare campaigns. Growth in seeds reflected good performances for cereals in North Europe and sunflower in South East Europe. For the first nine months, regional sales were up 3 percent, despite adverse weather conditions in the second quarter.

In North America, growth of 11 percent was driven by selective herbicides, reflecting the continuing success of Syngenta’s weed management solutions. Non-selective herbicides sales were down, largely due to the deliberate reduction in solo glyphosate. Corn and soybean seeds sales were higher, as end-season closing adjustments were below last year’s level.

Sales in Latin America were 21 percent lower. Excluding the change in sales terms, sales were 10 percent lower. In Brazil, volumes continued to be affected by

1 At constant exchange rates

Syngenta – October 25, 2016 / Page 1 of 7

high levels of insecticide inventories, with pest pressure remaining low and increased soybean trait adoption. In Argentina, with the improved market environment, we registered double-digit growth.

Asia Pacific recorded a 22 percent sales increase, helped by the ending of El Niño and a better monsoon in South Asia. Demand for crop protection products was strong, particularly for fungicides in ASEAN and insecticides in South Asia. Seeds sales were driven by high demand for conventional corn in South Asia and for GM hybrids in the Philippines.

Third quarter product line sales at CER

Growth in Selective herbicides was largely driven by North America, where sales of ACURON™ in the USA almost tripled: for the first nine months sales of this product exceeded $200 million. Sales of Non-selective herbicides were lower, largely due to the deliberate reduction in solo glyphosate in North America, which will be completed by year end. Sales of Fungicides in Brazil were negatively affected by the change in sales terms and the effect of the previous season’s drought. This was partially offset by strong demand in ASEAN, notably for AMISTAR® and SCORE®. In the USA the successful launch of TRIVAPRO™, a product based on SOLATENOL™, continued. Insecticides sales were lower, with the volume reduction in Brazil partially offset by growth in South Asia. Seedcare sales further increased compared with a strong quarter in 2015, driven by technology adoption in China and South East Europe.

Corn and soybean seeds increased in all regions, led by corn in Latin America and Asia. Diverse field crops sales were higher, with sunflower growth in South East Europe and a good start to the planting season in Argentina. Vegetables were up 5 percent with strong hybrid performance in Mexico and in China.

Lawn and Garden sales were up 3 percent driven by solid volume growth for Pest Management and Vector Control solutions in all regions.

Erik Fyrwald, Chief Executive Officer, said: “In a challenging year for the industry, it is encouraging to see strong uptake of our new technologies in a number of markets. This reflects the success of our R&D investments, which will continue to bring broad-based innovation to growers around the world.

“For the fourth quarter of 2016, we expect a continuation of the recovery in Asia Pacific and an improved performance in Latin America, with no further impact from the change in sales terms in Brazil. We confirm our full year guidance of slightly lower sales at constant exchange rates, with a mid-single digit decline in reported sales. The EBITDA margin is expected to be around last year’s level despite the non-recurrence of the $200 million trait revenue received in the fourth quarter of 2015. Our ongoing focus on working capital management should result in free cash flow for the year of over $1 billion1.

“The transaction with ChemChina will ensure continuing choice and broad-based innovation for growers worldwide. The process of obtaining regulatory approvals is well underway, with CFIUS clearance and 11 anti-trust approvals already received. In a context of industry consolidation, regulators in the EU and elsewhere have recently requested a large amount of additional information, and we now expect the regulatory process to extend into the first quarter of 2017. ChemChina and Syngenta remain fully committed to the transaction and are confident of its closure."

1 Excluding costs associated with the ChemChina transaction

Syngenta – October 25, 2016 / Page 2 of 7

A presentation illustrating the third quarter 2016 sales is available here

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Additional information and where to find it

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities.  The solicitation and offer to buy company securities will only be made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the U.S. Securities and Exchange Commission ("SEC").  investors and security holders are urged to carefully read the tender offer statement on schedule to filed by the offeror with the SEC and the solicitation/recommendation statement on schedule 14d-9 with respect to the offer filed by the company with the SEC, since these materials contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by the offeror and the company with the SEC at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release are forward-looking statements, including statements regarding the expected consummation of the Swiss and U.S. public tender offers, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the offers, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-f filed on February 11, 2016, as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company.  These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this release or otherwise.

Syngenta – October 25, 2016 / Page 3 of 7

Unaudited third quarter sales

	For the three months ended September 30,
($m)	2016	2015	Actual %	CER[1] %
Group sales
Europe, Africa, Middle East	529	509	+ 4	+ 8
North America	431	390	+ 11	+ 11
Latin America	999	1,233	- 19	- 21
Asia Pacific	425	349	+ 22	+ 22
Total regional sales	2,384	2,481	- 4	- 4
Lawn and Garden	140	135	+ 4	+ 3
Group sales	2,524	2,616	- 3	- 3

Crop Protection by region
Europe, Africa, Middle East	395	376	+ 5	+ 9
North America	404	363	+ 12	+ 12
Latin America	881	1,134	- 22	- 23
Asia Pacific	356	297	+ 20	+ 20
Total	2,036	2,170	- 6	- 6

Seeds by region
Europe, Africa, Middle East	139	138	+ 1	+ 4
North America	37	33	+ 12	+ 12
Latin America	125	105	+ 19	+ 14
Asia Pacific	71	53	+ 34	+ 36
Total	372	329	+ 13	+ 13

Sales by business
Crop Protection	2,036	2,170	- 6	- 6
Seeds	372	329	+ 13	+ 13
Elimination of Crop Protection sales to Seeds	(24)	(18)	n/a	n/a
Total regional sales	2,384	2,481	- 4	- 4
Lawn and Garden	140	135	+ 4	+ 3
Group sales	2,524	2,616	- 3	- 3

1 Growth at constant exchange rates

Syngenta – October 25, 2016 / Page 4 of 7

Unaudited third quarter product line sales

	For the three months ended September 30,
($m)	2016	2015	Actual %	CER[1] %
Selective herbicides	461	415	+ 11	+ 12
Non-selective herbicides	201	232	- 13	- 13
Fungicides	657	750	- 12	- 13
Insecticides	405	481	- 16	- 16
Seedcare	266	260	+ 2	+ 4
Other crop protection	46	32	+ 45	+ 45
Total Crop Protection	2,036	2,170	- 6	- 6
Corn and soybean	135	101	+ 34	+ 28
Diverse field crops	109	103	+ 6	+ 8
Vegetables	128	125	+ 2	+ 5
Total Seeds	372	329	+ 13	+ 13
Elimination of Crop Protection sales to Seeds	(24)	(18)	n/a	n/a
Lawn and Garden	140	135	+ 4	+ 3
Group sales	2,524	2,616	- 3	- 3

1 Growth at constant exchange rates

Syngenta – October 25, 2016 / Page 5 of 7

Unaudited nine months sales

	For the nine months ended September 30,
($m)	2016	2015	Actual %	CER[1] %
Group sales
Europe, Africa, Middle East	3,221	3,391	- 5	+ 3
North America	2,546	2,620	- 3	- 2
Latin America	2,040	2,403	- 15	- 13
Asia Pacific	1,335	1,376	- 3	-
Total regional sales	9,142	9,790	- 7	- 3
Lawn and Garden	476	460	+ 4	+ 5
Group sales	9,618	10,250	- 6	- 3

Crop Protection by region
Europe, Africa, Middle East	2,421	2,539	- 5	+ 2
North America	1,936	1,946	-	-
Latin America	1,796	2,193	- 18	- 16
Asia Pacific	1,127	1,173	- 4	- 1
Total	7,280	7,851	- 7	- 4

Seeds by region
Europe, Africa, Middle East	812	859	- 6	+ 4
North America	632	688	- 8	- 8
Latin America	259	227	+ 14	+ 20
Asia Pacific	213	208	+ 2	+ 6
Total	1,916	1,982	- 3	+ 2

Sales by business
Crop Protection	7,280	7,851	- 7	- 4
Seeds	1,916	1,982	- 3	+ 2
Elimination of Crop Protection sales to Seeds	(54)	(43)	n/a	n/a
Total regional sales	9,142	9,790	- 7	- 3
Lawn and Garden	476	460	+ 4	+ 5
Group sales	9,618	10,250	- 6	- 3

1 Growth at constant exchange rates

Syngenta – October 25, 2016 / Page 6 of 7

Unaudited nine months product line sales

	For the nine months ended September 30,
($m)	2016	2015	Actual %	CER[1] %
Selective herbicides	2,310	2,395	- 4	-
Non-selective herbicides	592	722	- 18	- 15
Fungicides	2,415	2,621	- 8	- 5
Insecticides	1,190	1,330	- 11	- 8
Seedcare	669	698	- 4	+ 1
Other crop protection	104	85	+ 23	+ 26
Total Crop Protection	7,280	7,851	- 7	- 4
Corn and soybean	903	967	- 7	- 4
Diverse field crops	558	559	-	+ 11
Vegetables	455	456	-	+ 3
Total Seeds	1,916	1,982	- 3	+ 2
Elimination of Crop Protection sales to Seeds	(54)	(43)	n/a	n/a
Lawn and Garden	476	460	+ 4	+ 5
Group sales	9,618	10,250	- 6	- 3

1 Growth at constant exchange rates

Syngenta – October 25, 2016 / Page 7 of 7